1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 212 261 3333 Fax www.dechert.com MATTHEW E. BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

December 19, 2022

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 875 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to the comments you provided to Antonio G. Fraone, Elona Belokon and me during a telephonic discussion on November 22, 2022 with respect to your review of Post-Effective Amendment No. 875 to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on October 14, 2022. Post-Effective Amendment No. 875 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of incorporating disclosure related to changes to the principal investment strategies of the Goldman Sachs Large Cap Core Fund (formerly, Goldman Sachs Capital Growth Fund) (the “Large Cap Core Fund”) and Goldman Sachs Mid Cap Growth Fund (formerly, Goldman Sachs Growth Opportunities Fund) (the “Mid Cap Growth Fund”) each a series of the Registrant, which could be construed as material. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the applicable registration statement.

1.

Comment: Please respond to our comments in writing and file the responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the Registrant’s response, please provide revised disclosure with your letter. Please allow the SEC staff (the “Staff”) sufficient time to review the Registrant’s response prior to filing a post-effective amendment pursuant to Rule 485(b).

Response: We acknowledge the comments and have addressed them accordingly.

2.

Comment: The “Goldman Sachs Large Cap Core Fund—Summary—Principal Strategy” section of the Large Cap Core Fund’s prospectus indicates that the Fund may invest in securities of issuers of emerging countries. Please disclose what the Fund considers to be “emerging countries” and include such disclosure in the Fund’s principal strategy.

Response: The Registrant notes that the “Risks of Emerging Countries” disclosure in Appendix A to the Large Cap Growth Fund’s prospectus describes in general terms the geographical regions in which emerging markets are located. Further, in contrast to a fund that discloses a specified target allocation of its portfolio to emerging country securities, the Large Cap Core Fund does not believe it is additive to describe with specificity the Fund’s criteria for determining what constitutes an emerging country. As such, the Fund respectfully declines to add the requested disclosure.

3.

Comment: The Staff notes that the “Goldman Sachs Large Cap Core Fund—Summary—Principal Strategy” section states that “[t]he Investment Adviser may integrate environmental, social and governance (“ESG”) factors alongside traditional fundamental factors as part of its fundamental research process.” Please disclose the ESG factors or criteria the Investment Adviser may consider.

Response: The Registrant respectfully notes that the “Investment Management Approach—Principal Investment Strategies” section currently includes disclosure regarding the ESG factors the Investment Adviser may consider in managing the Large Cap Core Fund’s investment process. Accordingly, no changes have been made in response to this comment.

4.

Comment: The disclosure states that Goldman Sachs Large Cap Core Fund may invest up to 10% of its Total Assets in fixed income securities, such as government, corporate and bank debt obligations. If fixed income securities may be below investment grade, please disclose this and indicate the ratings which the Fund considers to be below investment grade.

Response: The Fund may invest in fixed income securities rated BB+ or Ba1 or below (or comparable unrated securities) which are commonly referred to as “junk bonds.” The Fund respectfully notes that while the Fund may invest in non-investment grade fixed income securities, investing in such instruments is not a principal investment strategy of the Fund. In addition, the risks associated with investing in “junk bonds” have been included as an additional risk of the Fund in the disclosure responsive to Item 9 of Form N-1A. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

5.

Comment: The “Goldman Sachs Mid Cap Growth Fund—Summary—Principal Strategy” section of the Fund’s prospectus indicates that the Mid Cap Growth Fund may invest in securities of issuers of emerging countries. Please disclose what the Fund considers to be “emerging countries” and include such disclosure in the Fund’s principal strategy.

Response: The Registrant refers the Staff to its response to Comment 2 and notes that the “Risks of Emerging Countries” disclosure in Appendix A to the Mid Cap Growth Fund’s prospectus describes in general terms the geographical regions in which emerging markets are located. Further, in contrast to a fund that discloses a specified target allocation of its portfolio to emerging country securities, the Fund does not believe it is additive to describe with specificity the Fund’s criteria for determining what constitutes an emerging country. As such, the Fund respectfully declines to add the requested disclosure.

6.

Comment: The Goldman Sachs Mid Cap Growth Fund includes “Mid-Cap and Small-Cap Risk” as a principal risk under the “Goldman Sachs Mid Cap Growth Fund—Summary—Principal Risks of the Fund” section of the Prospectus. Please consider revising the disclosure to only discuss mid-cap risk applicable to the Fund.

Response: The Registrant believes its “Mid-Cap and Small-Cap Risk” disclosure relates to risks common to both mid-cap and small-cap stocks, as distinct from those of large-cap stocks. The Registrant does not believe such disclosure is confusing or overly broad, and respectfully declines to incorporate this comment.

7.	Comment: To the extent applicable, please incorporate disclosure changes contemplated in response to the above comments across the multi-share class and Class P share prospectuses for each Fund.

Response: The Registrant has incorporated this comment.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3392 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew E. Barsamian
Matthew E. Barsamian

cc:	Melissa A. O’Neill, Goldman Sachs Asset Management, L.P.

Curtis A. Tate, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP